EXHIBIT 14.1

                                 Water Chef Inc.

                                  ETHICS POLICY

It is the policy of Water Chef, Inc. that its employees and board members uphold the highest standards of ethical, professional behavior. To that end, these employees and board members shall dedicate themselves to carry out the mission of this organization and shall:

     Hold paramount the safety, health and welfare of the public in the performance of professional duties.

     Conduct our business in accordance with all applicable laws and regulations. Compliance with the law does not comprise our entire ethical responsibility; rather, it defines our minimum absolutely essential performance of our duties.

     Act in such a manner as to uphold and enhance personal and professional honor, integrity and the dignity of the Company.

     Treat with respect and consideration all persons, regardless of race, color, religion, gender, national origin, age, disability, ancestry, marital status, veteran status, citizenship status, sexual orientation. Or any other protected status.

     Engage in carrying out Water Chef's mission in a professional manner.

     Collaborate with and support other professionals in carrying out Water Chef's mission.

     Commit to fair competition and the sense of responsibility required of a good customer and teammate in regards to our suppliers and partners.

     Build professional reputations on the merit of services and refrain from competing unfairly with others.

     Recognize the chief function of Water Chef at all times is to serve the best interests of its constituency. To this end, Water Chef is committed to pursuing sound growth and earnings objectives and to exercising prudence in the use of our assets and resources.

     Accept as a personal duty the responsibility to keep up to date on emerging issues and to conduct ourselves with professional competence, fairness, impartiality, efficiency and effectiveness.

     Respect the structure and responsibilities of the board of directors, provide them with facts and advice as a basis for their making policy decisions, and uphold and implement policies adopted by the board.

     Keep the community informed about issues affecting it.

     Conduct organizational and operational duties with positive leadership exemplified by open communication, creativity, dedication and compassion.

     Maintain accurate and complete company records. Transactions between the company and outside individuals and organizations must be promptly and accurately entered in our books in accordance with GAAP and principles. No one should rationalize or even consider misrepresenting facts or falsifying records. It will not be tolerated and will result in disciplinary actions, including the possibility or immediate termination of employment.

     Exercise whatever discretionary authority they have under the law to carry out the mission of the organization.

     Server with respect, concern, courtesy and responsiveness in carrying out the organization's mission.

     Demonstrate the highest standards of personal integrity, truthfulness, honesty and fortitude in all activities in order to inspire confidence and trust in such activities.

     Avoid any interest or activity that is in conflict with the conduct of their official duties. If a potential conflict or interest exist or arises, the company must be made immediately aware.

     Respect and protect privileged information to which they have access in the course of their official duties. This includes abiding by the privacy legislation governing the collection, holding, use correction, disclosure or transfer of personal information obtained through any dealing with Water Chef. Any breach of the security of Water Chef's personal or confidential information must be immediately reported.

     Strive for personal and professional excellence and encourage the professional development of other.